October 2015

Pricing Sheet dated October 9, 2015 relating to

Preliminary Terms No. 492 dated October 8, 2015

Registration Statement No. 333-199966

Filed pursuant to Rule 433

Structured Investments

Opportunities in U.S. Equities

Auto-Callable Dual Directional Securities due October 12, 2017

Based on the Performance of the Class A Common Stock of Facebook, Inc.
Principal at Risk Securities

PRICING TERMS — October 9, 2015
Issuer:	JPMorgan Chase & Co.
Underlying stock:	Class A Common Stock of Facebook, Inc.
Aggregate principal amount:	$3,000,000
Automatic early redemption:	If, on any of the determination dates (other than the final determination date), the closing price of the underlying stock is greater than or equal to the initial stock price, the securities will be automatically redeemed for a cash payment equal to the early redemption payment payable on the applicable redemption date.
Early redemption payment:	The early redemption payment will be an amount equal to the stated principal amount plus an amount in cash per stated principal amount corresponding to a return of 5.00% per annum or 1.25% for each quarterly determination date, as follows:

•          1st determination date: $10.125

•          2nd determination date: $10.250

•          3rd determination date: $10.375

•          4th determination date: $10.500

•          5th determination date: $10.625

•          6th determination date: $10.750

•          7th determination date: $10.875

No further payments will be made on the securities once they have been redeemed.

Determination dates:	January 11, 2016, April 11, 2016, July 11, 2016, October 11, 2016, January 9, 2017, April 10, 2017, July 10, 2017 and October 9, 2017, subject to postponement for non-trading days and certain market disruption events
Redemption dates:	With respect to each determination date other than the final determination date, the third business day after the related determination date
Payment at maturity:	If the securities have not previously been redeemed, you will receive at maturity a cash payment, for each $10 stated principal amount security, as follows:
	• If the final stock price is greater than or equal to the initial stock price:	the maturity redemption payment, which is an amount in cash per stated principal amount corresponding to a return of 5.00% per annum, or $11.00
• If the final stock price is less than the initial stock price but is greater than or equal to the trigger level:

$10 + ($10 × absolute stock return)

In this scenario, you will receive a 1% positive return on the securities for each 1% negative return on the underlying stock. In no event will this amount exceed the stated principal amount plus $5.00.

	• If the final stock price is less than the trigger level:	$10 × stock performance factor This amount will be less than the stated principal amount of $10 per securities and will represent a loss of more than 50%, and possibly all, of your investment.
Stock percent change:	(final stock price – initial stock price) / initial stock price
Absolute stock return:	The absolute value of the stock percent change. For example, a -5% stock percent change will result in a +5% absolute stock return
Trigger level:	$46.62, which is equal to 50% of the initial stock price
Initial stock price:	$93.24, which was the closing price of the underlying stock on the pricing date
Final stock price:	The closing price of the underlying stock on the final determination date
Stock adjustment factor:	The stock adjustment factor is referenced in determining the closing price of the underlying stock and is set initially at 1.0 on the pricing date. The stock adjustment factor is subject to adjustment in the event of certain corporate events affecting the underlying stock.
Stock performance factor:	final stock price / initial stock price
Stated principal amount:	$10 per security
Issue price:	$10 per security (see “Commissions and issue price” below)
Pricing date:	October 9, 2015
Original issue date (settlement date):	October 15, 2015
Maturity date:	October 12, 2017, subject to postponement in the event of certain market disruption events and as described under “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement no. 4a-I
CUSIP/ISIN:	48127Y557 / US48127Y5574
Listing:	The securities will not be listed on any securities exchange.
Agent:	J.P. Morgan Securities LLC (“JPMS”)
Commissions and issue price:	Price to public(1)	Fees and commissions	Proceeds to issuer
Per security	$10.00	$0.115(2)	$9.835
$0.05(3)
Total	$3,000,000.00	$49,500.00	$2,950,500.00

(1)	See “Additional Information about the Securities — Supplemental use of proceeds and hedging” in the accompanying preliminary terms for information about the components of the price to public of the securities.
(2)	JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions of $0.115 per $10 stated principal amount security it receives from us to Morgan Stanley Smith Barney LLC (“Morgan Stanley Wealth Management”). See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-87 of the accompanying product supplement no. 4a-I.
(3)	Reflects a structuring fee payable to Morgan Stanley Wealth Management by the agent or its affiliates of $0.05 for each $10 stated principal amount security

The estimated value of the securities on the pricing date as determined by JPMS was $9.742 per $10 stated principal amount security. See “Additional Information about the Securities — JPMS’s estimated value of the securities” in the accompanying preliminary terms for additional information.

The securities are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering and the related product supplement no. 4a-I, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below. Please also see “Additional Information about the Securities in the accompanying preliminary terms.

Preliminary terms no. 492 dated October 8, 2015: http://www.sec.gov/Archives/edgar/data/19617/000095010315008090/dp60427_fwp-3p998.htm

Product supplement no. 4a-I dated November 7, 2014: http://www.sec.gov/Archives/edgar/data/19617/000089109214008407/e61359_424b2.pdf

Prospectus supplement and prospectus, each dated November 7, 2014: http://www.sec.gov/Archives/edgar/data/19617/000089109214008397/e61348_424b2.pdf

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free (800) 869-3326.